Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
 Sale of Zimbabwe Government Treasury Bills by Blanket Mine

16 May 2016:  Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that its 49% owned Zimbabwean subsidiary, Blanket Mine, has sold Treasury Bills ("Bills") issued by the Government of Zimbabwe for a gross value of approximately $3.2 million.  The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds ("Bonds") which were issued to Blanket in 2009.  The Bonds were issued as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers.   The Bonds were fully written down in a previous accounting period, and the impairment value was applied as a deduction from Blanket's income tax liability.  Accordingly, the gross sales proceeds will be subject to Zimbabwean income tax at 25.75%.
Commenting on the sale of the Treasury Bills, Steve Curtis, Caledonia's Chief Executive Officer, said:

"The Bills that were issued to Blanket Mine, and that have now been sold, date back to the commercial environment which prevailed in Zimbabwe in 2008. This bears no relationship to the existing commercial environment in the country.

"Blanket Mine has sold all of its production to the government-owned refinery in Zimbabwe since January 2014, and it has always received payment in full and on time.  The sale of the Bills is a continuation of the process to dispose of non-core assets."

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head Office: Caledonia Mining Corporation plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
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